Mass Megawatts Wind Power, Inc.
                               95 Prescott Street
                               Worcester, MA 01605

September 20, 2005


Robert Burnett
Staff Accountant
United States Securities and Exchange Commission
Washington, D.C. 20549

RE: Mass Megawatts Wind Power, Inc. Answers to Comments of the Letter on August 2, 2005 regarding Change in Accountants File No. 0-32464,
     Answers to Comment of the Letter on August 5, 2005, and
     Answers to Comment letter on August 18, 2005.


Dear Mr. Burnett,


     In your comment letter dated August 2, 2005, you have issued two comments.

In the first comment from the SEC that stated, "We have received a letter from Pender Newkirk and Company dated July 27, 2005 stating the at he client auditor relationship with Mass Megawatts has ceased. This event required us to file an
Item 4 Form 8-K. Our records do not indicate that Mass Megawatts has done this. Please do so."

Response:  On August 5, 2005, Mass Megawatts filed an Item 4, Form 8-K.

In the second comment, that stated, "The Form 8-K should include all the information required by Item 304 of Regulation S-B. Since the Form 8-K was due within 4 business days of the event, it should be filed immediately."

Response: On August 10, Mass Megawatts filed an 8-K/A to address the issues related to Item 304 of Regulation S-B.




     In your comment letter dated August 5, 2005, there were four comments and we are enclosing the following responses.

Comment number one: "In the last sentence of the second paragraph, you indicated that there were no reportable events through June 17, 2005. It appears this date should be the date of the resignation and not June 17, 2005. Please revise."

Response to Comment number one: We have made the correction in the 8-K/A of August 10, 2005.

Comment number two: "The letter you have provided as an exhibit to the Form 8-K is not the letter required by Item 304(a) (3) of Regulation S-B. Please file an amendment to include the appropriate letter as Exhibit 16."

Response to Comment number two: We filed the appropriate letter as Exhibit 16 in the Form 8-K/A filed on August 10, 2005.

Comment number three: "The letter we received from Pender Newkirk stating that the client-auditor relationship with you had ceased, is dated July 27, 2005. It appears this should be the date of their resignation. Please revise to file a Form 8-K dated July 27, 2005 or advise why the July 29, 2005 date is correct".

Response to Comment number three: Mass Megawatts believes July 29,2005 is the date of the earliest event as stated in the amended 8-K on August 10,2005 because Mass Megawatts received a letter on July 29,2005 mailed from Florida indicating Pender Newkirk's resignation. Mass Megawatts confirms that there were no disagreements during the two day period between July 27, 2005 and July 29, 2005.

Comment number four: "We note that you intend to engage new auditors in the near future. Please file a new Form 8-K when you do so."

Response to comment number four: We included a paragraph involving the engagement of the new auditors in the Form 8-K/A of August 10, 2005.



In your comment letter dated August 18, 2005, there were three comments and we are enclosing the following responses.

Comment number one: "In our comment letters dated August 2, 2005 and August 5, 2005 we asked you to provide, in writing, a statement acknowledging certain matters. We do not see where you have done so. Please file the required representations as a correspondence file on EDGAR."

Response to comment number one: I, Jonathan Ricker, Chief Executive Officer of Mass Megawatts Wind Power, Inc., hereby acknowledge that the company is responsible for the adequacy and accuracy of the disclosures in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Comment number two: "In comment three of our August 5, 2005 comment letter, we asked you to tell us why it is proper to date the Form 8-K as of July 27, 2005 rather than July 29, 2005. Please provide the requested information or revise the filing to include a different date"

Response to comment number two: Mass Megawatts believes July 29,2005 is the date of the earliest event as stated in the amended 8-K on August 10,2005 because Mass Megawatts received a letter on July 29,2005 mailed from Florida indicating Pender Newkirk's resignation. Mass Megawatts confirms that there were no disagreements during the two day period between July 27, 2005 and July 29, 2005.

Comment number three: The disclosure in the third paragraph of the 8-K/A filed August 10, 2005 discusses matters relating to the former accountants being no longer able to rely on the representations of management. Supplementally, please provide for us a copy of any written correspondence they provide to you stating these matters. If they did not advise you of these matters in writing, please advise us of this fact. Please advise whether any of these mater resulted in adjustments to your financial statements, and if not, why not. Also, tell us when any adjustments were recorded for these matters and if any relate to prior quarters.

Response to comment number three: Shown below is Exhibit 16 which we receive in writing from Pender Newkirk. None of these matters is expected to result in the adjustment to our financial statements in the past filings or is expected to result in any adjustment of our financial statements in the future.

In one issue concerning stock issuances, Mass Megawatts had incomplete stock issuance documentation for the fourth quarter of last fiscal year. The ownership of certain stock issuance for services rendered was not clear. In August 2005 and September 2005, we have since cleared up the equity issue with information supplied to us from our stock transfer and ownership records. The Work Papers supplied to the previous auditors was incomplete and incorrect. After reviewing the incomplete workpapers given to the prior auditors, there was no identification or separation of ownership of many of the shares in the last quarter. In addition, some of the shares that were paid in cash were identified in the shares that were paid for the services. We have completed the records before they were given to the new auditors. In the future, completed records are a requirement before we submit them to an independent auditor. However, there was no inconsistency in the total of shares issued that would result in restating our financial statements.

The payroll tax filing by management was a result of filing unemployment taxes to the State of Massachusetts as an employee when tax filings had already been paid as a consultant earlier. Mass Megawatts will file for a refund in the taxes that was incorrectly paid. The payroll tax issue is not expected to have any impact on the financial statements since the payroll taxes were incorrectly paid in the last quarter of the fiscal year. There would not be a restatement of financial statements from the payroll issue.

The last and third issue of having a lack of supporting documentation for sampled transactions was a result of paying bills on five different credit cards. Some of the credit cards expenses could not be documented without
showing expenses in previous months.   There was roughly $43,000 of credit card
expenses that needed information from previous months. The records given to the prior auditors were incomplete. However, Mass Megawatts had spent many hours of effort and time to get the needed supporting documentation for the new auditors. The gathering of supporting documentation required the review of over 100 credit card statements in the 12 month period ending April 30, 2005. The gathering of support documentation did not have an impact of our financial statements or cause the restatement of our financial statements.

                                   Exhibit 16


Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C.  20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K filed on August 5, 2005 of Mass Megawatts
Wind Power, Inc.   We agree with such statements made regarding our firm except as follows:

     - The date of resignation of our firm as auditors of Mass Megawatts Wind Power, Inc. was July 27, 2005.

     - The interim periods referred to in the second paragraph should be through July 27, 2005.

     - Our reports on the Company's consolidated financial statements for the years ended April 30, 2004 and 2003 did not contain an adverse or disclaimer of opinion; however, the reports did contain an emphasis paragraph relating to the substantial doubt about the Company's ability to continue as a going concern.

     - In accordance with Item 304 of Regulation 229, Paragraph (a)(1)(v), the Company should have made reference in the Form 8-K that information came to our attention as the Company's auditors that led us to no longer be able to rely on management's representations, and made us unwilling to be associated with financial statements prepared by management. This information consisted of inconsistent documentation regarding services for stock transactions, payroll tax filing when management represents no employees, and lack of supporting documentation for sampled transactions.

We have no basis to agree or disagree with other statements made under Item 4.01 of Form 8-K.

Sincerely,


Pender Newkirk & Company
Certified Public Accountants
Tampa, Florida
August 8, 2005

cc:    Jon Ricker


Sincerely,

/s/ Jonathan Ricker
Jonathan Ricker
President
Mass Megawatts Wind  Power, Inc.